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                                                                 EXHIBIT (a)(10)

TREADCO, INC. REPORTS 1999 FIRST QUARTER OPERATING RESULTS

April 14, 1999 02:49 PM FORT SMITH, Ark., April 14 /PRNewswire/ -- Treadco, Inc. TRED today reported a net loss of $482,444, or $0.10 per common share (basic and diluted), for the 1999 first quarter, which includes non-recurring charges of approximately $0.06 per common share (basic and diluted). Without these non-recurring charges, Treadco's loss was approximately $172,444, or $0.04 per common share (basic and diluted). This compares to a net loss of $627,466, or a loss of $0.12 per common share (basic and diluted), for the first quarter of 1998.

The non-recurring charges total approximately $310,000 and represent investment banking and legal expenses related to the fairness opinion provided to the special committee of independent directors of Treadco regarding the current $9.00 per share tender offer by Arkansas Best Corporation for the Treadco shares not already owned by Arkansas Best. The $310,000 non-tax deductible charge is included in other non-operating expense.

During the quarter, Treadco had sales of $40.9 million which represents a 9.2% increase over the same period of 1998. Treadco's operating loss was $255,414 compared to a 1998 first quarter operating loss of $576,494.

The foregoing release contains forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors, including general economic conditions; competitive initiatives and pricing pressures; availability and cost of capital; shifts in market demand; weather conditions; government regulations; the performance and needs of industries served by Treadco; actual future costs of operating expenses such as the price of oil; self-insurance claims and employee wages and benefits; and the timing and amount of capital expenditures.

    The following table provides a breakdown of sales by category:

                                                 Three Months Ended
                                                     March 31
                                           1999        1998       Increase
    SALES
     Retread                          $16,125,552   $15,503,889     4.0%
     New Tires                         20,255,206    18,289,075    10.8%
     Service                            4,563,636     3,711,984    22.9%
                                      $40,944,394   $37,504,948     9.2%

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    TREADCO, INC.
    STATEMENTS OF OPERATIONS (Unaudited)

                                              Three Months Ended
                                                    March 31
                                              1999             1998
    SALES
     Non-affiliates                        $40,460,114   $36,554,973
     Affiliates                                484,280       949,975
                                            40,944,394    37,504,948

    COSTS AND EXPENSES
     Materials and cost of new tires        26,551,866    24,676,323
     Salaries and wages                      7,994,496     7,010,541
     Depreciation and amortization           1,659,701     1,487,801
     Administrative and general              4,993,745     4,906,777
                                            41,199,808    38,081,442
    OPERATING LOSS                            (255,414)     (576,494)

    OTHER INCOME
     Interest income                            10,700        11,121
     Gain on asset sales                       311,188        22,725
     Other                                         ---        51,139
                                               321,888        84,985

    OTHER EXPENSES
     Tender offer response costs               310,000           ---
     Interest                                  176,098       299,010
     Amortization of goodwill                  115,497       115,497
     Amortization of noncompete agreements         ---        65,312
     Other                                         516           ---
                                               602,111       479,819
    LOSS BEFORE INCOME TAXES                  (535,637)     (971,328)

    FEDERAL AND STATE INCOME TAXES (CREDIT)
     Current                                    39,485      (295,965)
     Deferred                                  (92,678)      (47,897)
                                               (53,193)     (343,862)
    NET LOSS                                 $(482,444)    $(627,466)

    LOSS PER COMMON SHARE (Basic
     and Diluted)                            $   (0.10)    $   (0.12)

    AVERAGE COMMON SHARES OUTSTANDING
    (Basic and Diluted)                      5,072,255     5,072,255

    CASH DIVIDENDS PAID PER COMMON SHARE     $    0.00     $    0.00

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    TREADCO, INC.
    CONDENSED BALANCE SHEETS (Unaudited)

                                               March 31    December 31
                                                 1999         1998
    ASSETS
     Current assets                         $56,435,223   $59,565,917
     Property, plant and equipment (net)     36,059,728    34,313,351
     Deferred income taxes                      160,956       145,526
     Other assets                             1,400,219     1,113,431
     Goodwill (less amortization)            12,116,667    12,232,164
                                           $106,172,793  $107,370,389

    LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities                    $29,602,151   $35,892,840
     Long-term debt (less current portion)   11,733,229     6,159,351
     Other liabilities                          104,057       102,398
     Stockholders' equity                    64,733,356    65,215,800
                                           $106,172,793  $107,370,389

    TREADCO, INC.
    CONDENSED STATEMENTS OF CASH FLOWS (Unaudited)

                                                  Three Months Ended
                                                        March 31
                                                 1999          1998
    OPERATING ACTIVITIES
     Net cash provided (used) by
      operating activities                    $(274,518)   $2,248,700

    INVESTING ACTIVITIES
     Purchases of property, plant and
       equipment, less capitalized leases    (4,835,841)     (821,181)
     Construction in progress                       ---      (641,671)
     Proceeds from asset sales                2,131,185        22,725
     Net cash used in investing activities   (2,704,656)   (1,440,127)

    FINANCING ACTIVITIES
     Borrowings under revolving
      credit facility                        19,600,000    14,400,000
     Payments under revolving
      credit facilities                     (13,550,000)  (15,400,000)
     Payments on long-term debt                (597,782)     (584,636)
     Net increase (decrease) in
      cash overdrafts                        (2,473,044)      776,063
     Net cash provided (used) in
      financing activities                    2,979,174      (808,573)

    NET DECREASE IN CASH AND
     CASH EQUIVALENTS                               ---           ---
     Cash and cash equivalents at
      beginning of period                           ---           ---
    CASH AND CASH EQUIVALENTS AT
     END OF PERIOD                           $      ---      $    ---

SOURCE Treadco, Inc.